PE 9-1-02

02057379

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

SEC MAIL PROCESSING SECTION RECEIVED SEP 10 2002 WASH, D.C. 180

For the month of September, 2002

Leitch Technology Corporation

(Translation of registrant's name into English)

150 Ferrand Drive, Suite 700, Toronto, Ontario, M3C 3E5, CANADA

(Address of principal executive office)

PROCESSED SEP 12 2002 THOMSON FINANCIAL

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☐ Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEITCH TECHNOLOGY CORPORATION
(Registrant)

Date September 9, 2002

By ________________
(Signature)*
SALIL MUNJAL
VP + GENERAL COUNSEL
Salil Munjal
Vice President, General Counsel and Corporate Secretary

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

Index to Exhibits at Page 2

2

EXHIBIT LIST

Exhibit	Description	Sequential Page Number
99.1	First Quarter Report for the Quarter ended July 31, 2002	3

450279.1
13453-0001

3

2003

Q1 Report

Because the world is watching™

LEITCH®



This quarterly report contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "plans," "continue," or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors. These factors include without limitation the timing of acquisitions and expansion opportunities, technological change that may impact the Company's capital expenditures and results of operations, and competitive factors that may alter the timing and amount of the Company's capital expenditures and results of operations. Any of these factors could cause actual results to vary materially from current results or the Company's currently anticipated future results. The Company wishes to caution readers not to place undue reliance on such forward-looking statements that speak only as of the date made. Additional information concerning factors that cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities.

MANAGEMENT'S DISCUSSION & ANALYSIS

The following is Management's Discussion and Analysis of the financial condition of Leitch Technology Corporation ("Leitch" or the "Company") and our financial performance for the first quarter ended July 31, 2002 and 2001. All amounts are in thousands of Canadian dollars unless otherwise stated.

OVERVIEW

During the first quarter of fiscal 2003, capital spending by the Company's core professional television customers continued to remain soft. Significant highlights for the quarter included:

- *Announcing sales of AgileVision™ AGV-1000 to South Dakota Public Broadcasting and Lehigh Valley PBS/WLVT-TV.*
- *Shipping version 8.0 of the dpsVelocity™ dual-stream non-linear editing and web streaming system, releasing an upgrade to CCS Pilot™ network control and monitoring system, and announcing a number of enhancements to NEO™ infrastructure architecture.*
- *Appointing John Thorburn as Vice President, Operations.*

Definitions

The Company focuses its analysis on "Net Operating Income" and Net earnings (loss). Net Operating Income and Net loss are reconciled in the table below. Net Operating Income is calculated as earnings from continuing operations before amortization and equity interests less income taxes (excluding income taxes - partly owned businesses). Net Operating Income for the quarters ended July 31, 2002 and 2001 was $0.2 million and $0.1 million respectively. Net Operating Income was $0.2 million during the previous quarter ended April 30, 2002.

Net Operating Income is not a measure of performance under Canadian or U.S. GAAP. Net Operating Income should not be considered in isolation or as a substitute for Net loss prepared in accordance with Canadian or U.S. GAAP or as a measure of operating performance or profitability. Net Operating Income does not have a standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. The Company uses Net Operating Income to remove acquisition and investment related charges as well as discontinued operations which the Company views as outside its core operating results. The following table reconciles Net loss to Net Operating Income:

	Three months ended,		
(in millions)	July 31, 2002	April 30, 2002	July 31, 2001
Net loss under Canadian GAAP	$ (1.4)	$(20.6)	$ (3.4)
Amortization of acquired technology	1.5	1.5	1.5
Equity interest in losses of partly owned businesses	0.1	15.3	1.3
Income taxes — partly owned businesses	-	2.7	(0.3)
Loss from discontinued operations, net of tax benefit	-	-	1.0
Estimated loss on disposal of discontinued operations, net of tax benefit	-	1.3	-
Net Operating Income	$ 0.2	$ 0.2	$ 0.1

Revenue

Revenue for the quarter ended July 31, 2002, totaled $47.0 million, a decrease of $1.9 million or 4% over the $48.9 million earned during the first quarter of the preceding fiscal year and a decrease of $3.8 million or 7%, compared to revenue of $50.8 million during the previous quarter ended April 30, 2002. The Company continues to see softness in capital spending in the professional video market.

Product Revenue

The Company generated approximately 74% of its revenues from Video Processing and Distribution ("VP&D"), 18% from Video Servers ("Servers") and 8% from Post Production ("Post") during the first quarter of fiscal 2003.

Revenue from VP&D decreased from $36.6 million during the three months ending July 31, 2001, to $34.6 million during the three months ending July 31, 2002, a decrease of 5%. Revenue from VP&D decreased $3.0 million or 8% compared to the $37.6 million earned in the fourth quarter of fiscal 2002.

Revenue from Servers increased from $7.2 million during the three months ending July 31, 2001, to $8.6 million during the three months ending July 31, 2002, an increase of 19%. Revenue from Servers increased $0.5 million or 6% compared to the $8.1 million earned in the fourth quarter of fiscal 2002.

Revenue from Post decreased from $5.1 million during the three months ending July 31, 2001, to $3.8 million during the three months ending July 31, 2002, a decrease of 25%. Revenue from Post decreased $1.3 million or 25% compared to the $5.1 million earned in the fourth quarter of fiscal 2002.

The decrease in comparable quarter-over-quarter revenue for Post is attributable to a transition in the product line, as a number of upgraded products were introduced during the last two quarters which will begin shipping over the next three quarters.

Geographic Revenue

The Company generated approximately 55% of its revenues in the United States, 18% in Europe, 16% in Non-U.S. Americas and 11% in Pacific Rim during the first quarter of fiscal 2003.

The United States had a revenue increase of 9% from $23.9 million in the first quarter of fiscal 2002 to $26.0 million in the first quarter of fiscal 2003. Revenue in the United States increased $1.9 million or 8% compared to the $24.1 million earned in the fourth quarter of fiscal 2002.

Europe had a revenue decrease of 17% from $10.2 million in the first quarter of fiscal 2002 to $8.5 million in the first quarter of fiscal 2003. Revenue in Europe decreased $2.5 million or 23% compared to the $11.0 million earned in the fourth quarter of fiscal 2002.

Revenue from the Non-U.S. Americas decreased from $9.2 million in the first quarter of fiscal 2002 to $7.5 million in the first quarter of fiscal 2003, a decrease of 18%. Revenue in Non-U.S. Americas decreased $1.1 million or 13% compared to the $8.6 million earned in the fourth quarter of fiscal 2002.

Revenue in the Pacific Rim decreased from $5.6 million in the first quarter of fiscal 2002 to $4.9 million in the first quarter of fiscal 2003, a decrease of 13%. Revenue in the Pacific Rim decreased $2.3 million or 32% compared to the $7.2 million earned in the fourth quarter of fiscal 2002.

The Company experienced strong quarter-over-quarter revenue growth in the United States. Consistent with the general trend of fiscal 2002, capital equipment spending by European television customers continued to be soft in the first quarter of fiscal 2003. Revenue in the Non-U.S. Americas and Pacific Rim fluctuates significantly from quarter-to-quarter.

Gross Margin

Gross margin as a percentage of revenue was 53% in the first quarter of fiscal 2003 compared to 52% in the first quarter of fiscal 2002 and 54% in the previous quarter. Gross margin has been consistent over the past five quarters.

Research and Development

Investment in research and development ("R&D") in the first quarter of fiscal 2003 was $8.9 million or 19% of revenue, down from $9.4 million or 19% in the first quarter of fiscal 2002, and down from $9.8 million or 19% of revenue in the previous quarter.

Selling and Administrative Expenses

Selling and administrative expenses decreased by 1% in the first quarter of fiscal 2003 to $16.5 million from $16.7 million in the first quarter of fiscal 2002. Selling and administrative costs decreased by $1.7 million or 9% from $18.2 million in the previous quarter. As a percentage of sales, selling and administrative expenses were 35% of sales in the first quarter of fiscal 2003, compared to 34% of sales in the first quarter of fiscal 2002. The decrease in quarter-over-quarter selling and administrative expenses was primarily due to the Company's attendance at the annual National Association of Broadcasters ("NAB") tradeshow in the fourth quarter of fiscal 2002.

Net Operating Income

As a result of the factors discussed above, Net Operating Income (defined above) for the quarter ended July 31, 2002, was $0.2 million or $0.01 per share compared to $0.1 million or $nil per share for the quarter ended July 31, 2001, and $0.2 million or $0.01 per share in the previous quarter. Quarter-over-quarter Net Operating Income remained flat in the first quarter of fiscal 2003 despite lower revenue levels.

Loss from Continuing Operations

Loss from continuing operations in the first quarter of fiscal 2003 was ($1.4 million) or ($0.05) per share compared to ($2.4 million) or ($0.08) per share in the first quarter of fiscal 2002 and ($19.3 million) or ($0.65) per share in the previous quarter. The loss from continuing operations in the fourth quarter of fiscal 2002 included a significant write down of the Company's investment in Path 1.

Net Loss

Net loss in the first quarter of fiscal 2003 was ($1.4 million) or ($0.05) per share compared to ($3.4 million) or ($0.11) per share in the first quarter of fiscal 2002 and net loss of ($20.6 million) or ($0.69) per share in the previous quarter.

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A reconciliation to accounting principles generally accepted in the United States ("U.S. GAAP") has been provided in note 4 to the quarterly consolidated financial statements. Net loss in the first quarter of fiscal 2003 was ($1.3 million) or ($0.04) per share under U.S. GAAP compared to ($2.0 million) or ($0.07) per share in the first quarter of fiscal 2002.

Cash Position

At July 31, 2002, the Company's cash and cash equivalents position was $10.8 million compared to $7.9 million at the end of the last fiscal year. The increase in cash and cash equivalents resulted from sales of vacant real estate assets and cash generated from operations.

It is anticipated that working capital of $98.1 million, combined with available operating lines of approximately $30.0 million, is sufficient to meet the Company's daily cash requirements throughout fiscal 2003, although the Company may go to the capital markets in fiscal 2003 to fund acquisitions.

Outlook

The company's outlook has not changed from that outlined in the fiscal 2002 Annual Report. The Company continues to be well positioned to ride out the protracted down turn in capital equipment spending in the professional video market while continuing to innovate and introduce new products. The Company is focused on maintaining positive cash flow, profitable growth, and strengthening its market position with new products, customer service and asset management. The Company strategy is to achieve these objectives by focusing on its core market and customer relationships.

Margaret A. Craig
President & Chief Executive Officer
August 27, 2002

Reginald J. Tiessen
Chief Financial Officer

CONSOLIDATED BALANCE SHEETS

(In thousands of Canadian dollars – Unaudited)

	July 31, 2002	April 30, 2002
Assets		
Current assets:		
Cash and cash equivalents	$ 10,813	$ 7,942
Accounts receivable	45,019	49,403
Inventory	64,907	65,052
Future income taxes	3,075	4,937
Income taxes recoverable	3,090	2,989
Prepaid expenses and other assets	7,991	7,225
	134,895	137,548
Capital assets	56,519	60,675
Future income taxes	21,329	19,176
Investments in partly owned businesses	1,727	1,777
Acquired technology	13,750	15,258
Goodwill	73,824	73,824
	$ 302,044	$ 308,258
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 34,386	$ 38,162
Future income taxes	2,437	2,437
	36,823	40,599
Future income taxes	5,632	6,659
Shareholders' equity:		
Capital stock	214,066	214,066
Cumulative translation adjustment	6,136	6,162
Retained earnings	39,387	40,772
	259,589	261,000
Commitments and contingencies		
	$ 302,044	$ 308,258

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands of Canadian dollars, except share and per share amounts – Unaudited)

Three months ended July 31,	2002	2001
Revenue	$ 46,953	$ 48,932
Cost of goods sold	22,159	23,559
Gross margin	24,794	25,373
Expenses (income):		
Selling and administrative expenses	16,501	16,726
Gross research and development	8,938	9,398
Investment tax credits	(884)	(778)
Interest income, net	(12)	(145)
	24,543	25,201
Earnings from continuing operations before amortization, equity interest and income taxes	251	172
Amortization of acquired technology	1,508	1,435
Equity interest in losses of partly owned businesses	50	1,321
Loss from continuing operations before income taxes	(1,307)	(2,584)
Income taxes	78	105
Income taxes — partly owned businesses	—	(278)
	78	(173)
Loss from continuing operations	(1,385)	(2,411)
Loss from discontinued operations, net of tax benefit	—	(991)
Net loss	$ (1,385)	$ (3,402)
Loss per share from continuing operations:		
Basic	$ (0.05)	$ (0.08)
Diluted	(0.05)	(0.08)
Loss per share:		
Basic	$ (0.05)	$ (0.11)
Diluted	(0.05)	(0.11)
Weighted average number of shares outstanding (thousands):		
Basic	29,782	29,782
Diluted	29,787	29,782

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(In thousands of Canadian dollars – Unaudited)

Three months ended July 31,	2002	2001
Retained earnings, beginning of period	$ 40,772	$ 85,444
Net loss	(1,385)	(3,402)
Retained earnings, end of period	$ 39,387	$ 82,042

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars, except per share amounts – Unaudited)

Three months ended July 31,	2002	2001
Cash flows provided by (used in):		
Operating activities:		
Loss from continuing operations	$ (1,385)	$ (2,411)
Items not involving cash:		
Depreciation	3,083	2,702
Future income taxes	(1,318)	(1,919)
Amortization of acquired technology	1,508	1,435
Equity interest in losses of partly owned businesses	50	1,321
Loss on disposal of capital assets	144	89
Net change in non-cash balances related to continuing operations	388	(4,156)
Cash flows provided by (used in) continuing operations	2,470	(2,939)
Cash flows used in discontinued operations	(502)	(774)
Cash flows provided by (used in) operating activities	1,968	(3,713)
Financing activities:		
Cash flows provided by financing activities	—	—
Investing activities:		
Investment in capital assets	(2,317)	(7,309)
Proceeds from disposal of capital assets	2,850	166
Cash flows provided by (used in) investing activities	533	(7,143)
Change in cash balances due to foreign exchange	370	228
Increase (decrease) in cash and cash equivalents	2,871	(10,628)
Cash and cash equivalents, beginning of period	7,942	13,986
Cash and cash equivalents, end of period	$ 10,813	$ 3,358
Supplementary cash flow information:		
Income taxes paid	$ 336	$ 2,165
Interest paid	74	37

The accompanying notes form an integral part of these consolidated financial statements.

FIRST QUARTER REPORT 2003
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Canadian dollars, except per share amounts - Unaudited)

1 SIGNIFICANT ACCOUNTING POLICIES

These condensed consolidated financial statements have been prepared in accordance with The Canadian Institute of Chartered Accountants ("CICA") Standards for interim financial statements. These condensed consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements except as disclosed herein, however, they do not include all of the disclosure requirements for annual financial statements. For a full description of accounting policies, refer to Leitch Technology Corporation's ("Leitch" or the "Company") 2002 Annual Report.

2 STOCK-BASED COMPENSATION

The Company has established a stock option plan to encourage ownership in the Company's shares by directors, officers and employees of the Company and its subsidiaries. Options are granted with an exercise price equal to the market price of the common shares of the Company at the date of granting, for a term of five years, vesting at five percent per three-month period.

For a full description of the Company's stock-based compensation, reference should be made to Leitch's 2002 Annual Report.

The Company applies the intrinsic value based method of accounting for its fixed employee stock compensation plan. Accordingly, no compensation expense has been recognized for the three months ended July 31, 2002 and 2001. Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based compensation and other stock-based payments" provides that companies should also disclose, on a pro forma basis, net earnings and earnings per share had the Company adopted the fair value method for accounting for stock options. Had compensation expense been determined based on the fair value at the grant dates for stock options granted on or after May 1, 2001, the Company's results would have been as follows:

	Three months ended July 31, 2002	Three months ended July 31, 2001
Net loss:		
As reported	$ (1,385)	$ (3,402)
Pro forma	$ (1,810)	$ (3,442)
Loss per share as reported		
Basic	$ (0.05)	$ (0.11)
Fully diluted	$ (0.05)	$ (0.11)
Loss per share pro forma		
Basic	$ (0.06)	$ (0.12)
Fully diluted	$ (0.06)	$ (0.12)

The Company had no stock option grants during the three months ended July 31, 2002. The fair value of each stock option grant was determined on the date of grant. The weighted average fair value of a stock option with an exercise price equal to the estimated market price of a common share on the date of grant for the three months ended July 31, 2001 was $6.82. The fair value of the stock options was determined using the Black Scholes option pricing model, based on the following assumptions:

	Three months ended July 31, 2002	Three months ended July 31, 2001
Risk free interest rate	—	5.32%
Expected life	—	5 years
Expected volatility	—	41.22%
Expected dividends	—	—

Because additional stock options are expected to be granted each year, the above pro forma disclosure is not representative of pro forma effects on reported financial results for future periods.

FIRST QUARTER REPORT 2003

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars, except per share amounts - Unaudited)

3 SEGMENTED INFORMATION

For a full description of the Company's operating segments, reference should be made to Leitch's 2002 Annual Report.

a) Industry Segments

Three months ended July 31, 2002	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total
Revenue:						
External	$ 34,562	$ 8,636	$ 3,755	—	—	$ 46,953
Internal	—	—	—	1,152	(1,152)	—
	34,562	8,636	3,755	1,152	(1,152)	$ 46,953
Contribution margin	13,276	2,280	1,184	1,152	(1,152)	16,740
Selling and administrative						16,501
Interest income						(12)
Earnings from continuing operations before amortization, equity interest and income taxes						251
Total assets	$184,940	$55,725	$51,140	$10,239	—	$302,044
Capital asset expenditures	1,469	442	406	—	—	2,317

Three months ended July 31, 2001	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total
Revenue:						
External	$ 36,621	$ 7,181	$ 5,130	—	—	$ 48,932
Internal	—	—	—	706	(706)	—
	36,621	7,181	5,130	706	(706)	$ 48,932
Contribution margin	13,442	1,870	1,441	706	(706)	16,753
Selling and administrative						16,726
Interest income						(145)
Earnings from continuing operations before amortization, equity interests and income taxes						172
Total assets	$201,780	$51,574	$43,319	$38,122	—	$334,795
Capital asset expenditures	5,734	239	744	—	—	6,717

b) Geographic Segments

Three months ended July 31, 2002	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$ 26,013	$ 8,528	$ 7,514	$ 4,898	$ 46,953
Identifiable assets	69,592	31,487	106,280	7,111	214,470
Goodwill and acquired technology	20,632	12,934	54,008	—	87,574

Three months ended July 31, 2001	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$ 23,857	$ 10,246	$ 9,223	$ 5,606	$ 48,932
Identifiable assets	67,972	31,534	139,493	3,337	242,336
Goodwill and acquired technology	19,777	12,934	59,748	—	92,459

FIRST QUARTER REPORT 2003

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars, except per share amounts - Unaudited)

4 RECONCILIATION TO U.S. GAAP

The following is a reconciliation of consolidated net loss as reported with U.S. GAAP:

Three months ended July 31,	2002	2001
Net loss in accordance with Canadian GAAP	$ (1,385)	$ (3,402)
Acquisition differences, net of income tax effect	205	205
Adjustment to equity investment, net of income tax effect	—	1,201
Adjustment to carrying value of foreign currency option in accordance with FAS 133, net of income tax effect	(78)	—
Net loss in accordance with U.S. GAAP	$ (1,258)	$ (1,996)
U.S. GAAP loss per share:		
Basic	$ (0.04)	$ (0.07)
Diluted	(0.04)	(0.07)

5 COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation.

Leitch Technology Corporation Offices

HEAD OFFICE

Leitch Technology Corporation
150 Ferrand Drive
Suite 700
Toronto, ON, Canada
M3C 3E5
Tel: (416) 445-9640
Fax: (416) 443-3088
Website: www.leitch.com
E-mail: info@leitch.com

SUBSIDIARIES

Leitch Incorporated
920 Corporate Lane
Chesapeake, VA 23320
USA
Tel: (757) 548-2300
Fax: (757) 548-4088

4400 Vanowen Street
Burbank, CA 91505
USA
Tel: (818) 843-7004
Fax: (818) 842-8945

Leitch Europe Limited
Holland Park House
Oldbury
Bracknell, Berkshire
RG12 8TQ England
UK
Tel: +44 1344-446 000
Fax: +44 1344-446 100

Leitch Asia Limited
Unit 1016/1018,10/F
Tower 1,
Grand Century Place
Kowloon
Hong Kong
Tel: +852 2776 0628
Fax: +852 2776 0227

SALES OFFICES

Atlanta, GA
Boston, MA
Burbank, CA
Calgary, Alberta
Chicago, IL
Dallas, TX
Denver, CO
Florence, KY
Indianapolis, IN
Los Angeles, CA
Miami, FL
Milano, Italy
Montreal, Quebec
New York, NY
Orlando, FL
Paris, France
Philadelphia, PA
Phoenix, AZ
Prague, Czech Republic
San Francisco, CA
São Paulo, Brazil
Teaneck, NJ

REPRESENTATIVE OFFICES

Tokyo, Japan



Leitch Technology Corporation Head Office



Leitch Incorporated Office



Leitch Europe Limited Office

LEITCH®

Leitch Technology Corporation
150 Ferrand Drive, Suite 700
Toronto, ON, Canada M3C 3E5
Tel: (416) 445-9640
Fax: (416) 443-3088
Website: www.leitch.com
E-mail: info@leitch.com